Exhibit 99.80

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 20, 2025

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Titan Mining Corporation (the “Company”) will be held at Suite 555, 999 Canada Place, Vancouver, BC, on August 20, 2025, at 10:00 a.m. (Vancouver time), for the following purposes:

1.	To receive the consolidated audited financial statements of the Company for the year ended December 31, 2024, together with the auditors’ report thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint PricewaterhouseCoopers, LLP as auditors of the Company until the Company’s next annual meeting, and to authorize the directors to fix their remuneration; and

4.	To transact such other business as many properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Management Information Circular (the “Circular”), which provides additional information relating to the business to be conducted at the Meeting, a form of proxy (the “Proxy”) or voting instruction form (the “VIF”), and a form whereby Shareholders may request that the Company’s annual and/or interim financial statements and corresponding management’s discussion and analysis be mailed to them.

The board of directors of the Company has fixed a record date as of the close of business on July 7, 2025, for the purpose of determining the Shareholders of record that will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Notice and Access

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Circular for the Meeting to its Shareholders.

Under Notice and Access, instead of receiving paper copies of the Circular, Shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered Shareholders will still receive a Proxy enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting reduces paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Circular to those registered Shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials.

The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials Online

The Meeting materials can be viewed online under the Company’s profile at www.sedarplus.ca or at https://www.titanminingcorp.com/investors/agm/.

Requesting Printed Meeting Materials

Any Shareholder who wishes to receive a paper copy of the Circular should contact the Company by telephone toll-free at 1-888-442-2224 or by email at info@titanmining.com.

Proxies are being solicited by management of the Company. Registered Shareholders who are unable to be present in person at the Meeting are requested to date, complete and sign the enclosed Proxy and return it in the addressed envelope provided for that purpose (or use the communication means provided in the Proxy). To be valid, the completed Proxy must be deposited with the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”) at the following address: Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment or postponement thereof.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

Dated as of July 9, 2025

BY ORDER OF THE BOARD OF DIRECTORS

“Donald R. Taylor”
DONALD R. TAYLOR
Chief Executive Officer

The enclosed materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Company or its agents have sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your Common Shares on your behalf.

MANAGEMENT INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JULY 9, 2025 (unless otherwise stated)
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 20, 2025

PERSONS MAKING THE SOLICITATION

This Management Information Circular (the “Circular”) is being furnished in connection with the solicitation of proxies being made by or on behalf of the management of Titan Mining Corporation (the “Company” or “Titan Mining”) for use at the annual general meeting (the “Meeting”) of holders (the “Shareholders”) of the common shares of the Company (the “Common Shares”) to be held on August 20, 2025 at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”).

While it is expected that the solicitation of proxies will be made primarily by mail, proxies may also be solicited personally, by telephone or other means of communication by the directors, officers, employees and agents of the Company. All costs of this solicitation will be borne by the Company.

Unless otherwise indicated, all dollar amounts in this Circular are in United States dollars. The exchange rate of Canadian dollars into United States dollars based upon the exchange rate reported by the Bank of Canada on December 31, 2024, was US$1.00 = C$1.4389.

APPOINTMENT OF PROXIES

The individuals named as proxyholders in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company or both. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to attend and act for the Shareholder or on the Shareholder’s behalf at the Meeting, or any adjournment or postponement thereof, has the right to do so, by inserting the desired person’s name in the blank space provided in the Proxy or by completing another valid form of proxy. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc. (the “Transfer Agent”), at the following address: Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting at their discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only Registered Shareholders (or duly appointed proxyholders) may complete a proxy or vote at the Meeting in person. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS and Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

This Circular and accompanying materials are being sent to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Company is taking advantage of those provisions of NI 54-101 that permit the Company to deliver proxy-related materials to the Company’s NOBOs who have not waived the right to receive them. As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”) together with the notice and access notice and related documents through their respective broker or other intermediary. These VIFs are to be completed and returned in line with the instructions provided by each NOBO’s respective broker or other intermediary. NOBOs should carefully follow the instructions provided, including those regarding when and where to return the completed VIFs.

Should a NOBO wish to attend and vote at the Meeting in person, the NOBO must insert the NOBO’s name (or such other person as the NOBO wishes to attend and vote on the NOBO’s behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in line with the instructions provided by such NOBO’s broker or other intermediary. If a NOBO or a nominee of the NOBO is appointed as a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

NOBOs that wish to change their vote must contact their broker or other intermediary who provided the instructions to arrange to change their vote in sufficient time in advance of the Meeting.

The Company does not intend to pay for intermediaries to deliver the Meeting materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting materials unless their intermediary assumes the costs of delivery.

Should an OBO wish to vote at the Meeting in person, the OBO must insert the OBO’s name (or such other person as the OBO wishes to attend and vote on the OBO’s behalf) in the blank space provided for that purpose on the request for a VIF and return the completed request for a VIF form to the intermediary or its service provider or the OBO must submit, to their intermediary, any other document in writing that requests that the OBO or a nominee of the OBO be appointed as proxyholder. If the OBO or a nominee of the OBO is appointed a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

Only Registered Shareholders have the right to revoke a proxy. NOBOs and OBOs who wish to change their vote must, sufficiently in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke their proxy in accordance with the revocation procedures set out below.

All references to Shareholders in this Circular, the accompanying Proxy and Notice of Meeting of Shareholders are to Registered Shareholders of record unless specifically stated otherwise.

NOTICE AND ACCESS

The Company is using Notice and Access procedures to deliver its 2025 Meeting materials to Shareholders. The Notice and Access provisions are a mechanism which allows reporting issuers to choose to deliver proxy-related materials to Registered Shareholders and non-registered Shareholders by posting such materials on a non-SEDAR+ website rather than delivering such materials by mail.

The Meeting materials have been posted in full on the Company’s website at https://www.titanminingcorp.com/investors/agm/ and under the Company’s SEDAR+ profile at www.sedarplus.ca.

The Company has determined that those registered and beneficial Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting materials together with the Notice of Meeting and Proxy or VIF.

Any Shareholder who wishes to receive a paper copy of the Circular should contact the Company by telephone at 1-888-442-2224 or by email at info@titanminingcorp.com. In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a proxy or voting instruction form prior to the deadline to received proxies, it is suggested that a shareholder ensure their request is received no later than July 31, 2025.

REVOCATION OF PROXIES

A Shareholder who has delivered a proxy for use at the Meeting may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either (i) to the registered office of the Company, at Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, (ii) to the Transfer Agent at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (attention Proxy Department), at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (iii) to the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of the individuals designated as management proxyholders in the enclosed form of proxy will:

a.	be voted or withheld from voting in accordance with the instructions of the person appointing the management proxyholder on any ballot that may be called for; and

b.	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

If, however, direction is not given in respect of any matter, the proxy will be voted as recommended by management of the Company.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the individuals appointed as management proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and in respect of other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the individuals designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company (the “Board of Directors” or the “Board”) has fixed a record date as of the close of business on July 7, 2025 (the “Record Date”) for the purpose of determining the Shareholders of record that will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

As at the Record Date, there were a total of 136,366,599 Common Shares outstanding. Except as may otherwise be set forth herein, each Common Share entitles the holder thereof to one vote for each Common Share shown as registered in the holder’s name as of the Record Date. Only Registered Shareholders at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, controls or directs, directly or indirectly, 10% or more of the voting rights attached to any class of voting securities of the Company as of the Record Date, other than the following:

Name	Number of Shares Beneficially Owned	Percentage of Issued Shares
Richard W. Warke(1)	73,457,112	53.87%

(1)	Richard Warke directly holds 1,000 Common Shares and indirectly holds (i) 29,756,112 Common Shares through Augusta Investments Inc., a company controlled by Mr. Warke; (ii) 40,700,000 Common Shares through Augusta Ozama Investment Limited Partnership, a partnership controlled by Mr. Warke; and (iii) 3,000,000 Common Shares through Ozama River Holdings Corp., a company controlled by Mr. Warke.

ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2024, together with the report of the Company’s auditors thereon, which were filed on SEDAR+ at www.sedarplus.ca on March 19, 2025, will be presented to the Shareholders at the Meeting. Shareholders wishing to obtain a copy of the Company’s audited consolidated financial statements and Management’s Discussion and Analysis may obtain a copy, free of charge, from the Company’s profile on SEDAR+, the Company’s website at www.titanminingcorp.com or from the Company by contacting the Company at the following:

Titan Mining Corporation	Telephone: (604) 687-1717
Suite 555 – 999 Canada Place	Email: info@titanminingcorp.com
Vancouver, British Columbia V6C 3E1

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except with respect to the election of directors.

ELECTION OF DIRECTORS

At the date of this Circular there were six directors of the Company. The present term of office of each of these six directors will expire immediately prior to the election of directors at the Meeting. Management of the Company does not contemplate that any of the nominees will be unable to serve as directors. Each director will hold office until the next annual meeting of the Company or until his successor is appointed or elected, unless his office is earlier vacated in accordance with the articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

At the Meeting, the individuals nominated for election as directors of the Company will be voted on individually and the voting results for each nominee will be publicly disclosed in a news release. Unless such authority is withheld by a Shareholder, the management proxyholder named in the accompanying form of proxy or VIF intend to vote “FOR” the election of the individuals whose names are set out below.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director of the Company, the country in which the proposed director is ordinarily resident, all offices of the Company currently held by the proposed director, the proposed director’s principal occupation, the business or employments of each proposed director within the preceding five years, the date the proposed director was first appointed as a director of the Company and the number of Common Shares beneficially owned by the proposed director, directly or indirectly, or over which the proposed director exercises control or direction, as at the Record Date.

Name of Proposed Director and Current Position with the Company and location of residence	Principal Occupation, Business or Employment During the Past Five Years(1)	Date First Appointed as Director of the Company	Number of Common Shares beneficially owned, controlled or directed, directly or indirectly(1)
Richard W. Warke Executive Chairman West Vancouver, BC Canada	Executive Chairman of the Company; President and CEO to September 2018; Executive Chairman of Solaris Resources Inc. from March 2020 to December 2024; Executive Chairman of Augusta Gold Corp. since January 2021; President and CEO of Armor Minerals Inc. since October 2, 2018.	October 15, 2012	73,457,112
Donald R. Taylor CEO and Director Oro Valley, AZ USA	CEO of the Company; President and CEO of Augusta Gold Corp. since October 2020.	June 21, 2018	5,126,071
Lenard Boggio(2)(3)(4) Lead Director North Vancouver, BC Canada	Corporate director of several publicly listed corporations since his retirement in 2012 from PricewaterhouseCoopers LLP as Partner and senior member of the firm’s mining industry group in Vancouver.	January 1, 2017	134,000
George Pataki(2)(4) Director Garrison, NY USA	Senior Counsel at Norton Rose Fulbright since March 2007. Co-founder and Chairman of the Pataki-Cahill Group.	June 29, 2017	Nil
John Boehner(2)(3) Director Marco Island, FL USA	Strategic Advisor for Squire Patton Boggs since November 2017.	October 9, 2018	Nil
William Mulrow(3)(4) Director New York, NY USA	Senior Advisory Director at Blackstone Group since May 2017.	October 9, 2018	Nil

(1)	This information has been furnished by the respective directors, individually. The directors listed may be directors of other reporting issuers. Details with respect to other directorships are provided under the heading entitled “Statement of Corporate Governance Practices”.
(2)	Member of Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating and Corporate Governance Committee.

The Board has adopted a majority voting policy (the “Majority Voting Policy”) that stipulates that, in an uncontested election of directors, if a nominee receives a greater number of votes “withheld” from his or her election than votes “for” such election, the nominee will immediately submit his or her resignation to the Chair of the Board for consideration following the meeting (to take effect immediately upon acceptance by the Board). The Nominating and Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of whether or not to accept it. The Board shall review, consider and act on the Nominating and Corporate Governance Committee’s recommendation within 90 days following the applicable meeting of the Shareholders of the Company. The Board shall accept the resignation absent exceptional circumstances that would warrant the nominee to continue to serve on the Board. The Company will promptly issue a press release announcing the Board’s decision, and a copy of that press release will be provided to the Toronto Stock Exchange (“TSX”). If the Board declines to accept the resignation, the press release shall fully state the reasons for its decision. Any director who tenders his or her resignation shall not participate in any Nominating and Corporate Governance Committee or Board meetings at which his or her resignation is considered. The Majority Voting Policy does not apply in circumstances involving contested director elections.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except for as provided below, no proposed director of the Company is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that (i) was subject to a cease trade or similar order or an order that denied such company access to any exemption under securities legislation (that was in effect for a period of more than 30 days) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to any such order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except for as provided below, no proposed director of the Company is or has been within the 10 years before the date of this Circular a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Boggio was a director of Great Western Minerals Group Ltd. (“GWMG”) from January 2013 until July 2015. In April 2015, GWMG entered a support agreement with certain of the holders of GWMG’s secured convertible bonds and GWMG was subsequently granted protection from its creditors under the Companies’ Creditors Arrangements Act. In May 2015, an order was issued by the Financial and Consumers Affairs Authority of the Province of Saskatchewan that all trading in the securities of GWMG be ceased due to its failure to file financial statements for the year ended December 31, 2014. In December 2015, GWMG entered bankruptcy proceedings.

Mr. Boggio was a director of Pure Gold Mining Inc. (“Pure Gold”) until March 30, 2023. Pure Gold owned the Madsen Mining property, located near Red Lake Ontario. After redeveloping the property and processing facilities, Pure Gold experienced significant start up and operational difficulties. Consequently, on October 31, 2022, Pure Gold applied for and received an initial order for creditor protection from the Supreme Court of British Columbia (the “Court”) under the Companies’ Creditors Arrangement Act (“CCAA”). KSV Restructuring Inc. was appointed as the monitor. On November 10, 2022, the Court approved a Sales and Investment Solicitation Process Order, among other relief. On March 30, 2023, the Court approved Pure Gold’s appointment of a Chief Administrative Officer and all members of the Pure Gold board of directors resigned immediately. Pure Gold’s common shares were suspended from trading on the NEX Board of the TSX Venture Exchange. Pure Gold was subsequently acquired by West Lake Gold Mines on June 16, 2023 under the CCAA proceedings

No proposed director of the Company is or has within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying Proxy or VIF intend to vote to re-elect PricewaterhouseCoopers, LLP (“PwC”), as auditor of the Company and to authorize the directors to fix their remuneration.

PwC was first appointed auditors of the Company on June 17, 2025, upon resignation of Ernst & Young LLP (“E&Y”), the predecessor auditor of the Company. In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), a copy of the prescribed reporting package relating to the change of auditor is attached to this Circular as Schedule B, including the Company’s change of auditor notice dated June 17, 2025 and letters from each of PwC and E&Y dated June 23, 2025, and June 18, 2025, respectively. As noted in the reporting package, there were no “reportable events” (within the meaning of NI 51-102) and no modified opinion was expressed in E&Y’s report on any of the financial statements of the Company for the two most recently completed financial years or any period subsequent thereto.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following information describes the significant elements of compensation paid to the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officers, other than the CEO and CFO who were serving as executive officers during the most recent fiscal year (the “Named Executive Officers” or “NEOs”) whose total compensation was, individually, more than $150,000, if any. For the year ended December 31, 2024, the Company’s NEOs were: Richard W. Warke – Executive Chairman, Donald R. Taylor – CEO, Rita Adiani – President, Michael McClelland – CFO, Tyler Minnick – Interim CFO, and Joel Rheault – Vice President, Operations. The Company did not have any other officers whose total compensation was, individually, more than $150,000. Mr. McClelland resigned effective March 31, 2024. Mr. Ty Minnick assumed the role of Interim Chief Financial Officer effective April 1, 2024.

The Board has established a Compensation Committee whose mandate is to develop and recommend compensation policies and programs to the Board with the objective of ensuring the Company is able to attract, retain and motivate executives and key personnel to develop and implement the Company’s strategic goals. For the year ended December 31, 2024, the Compensation Committee was comprised of John Boehner (Chair), William Mulrow and Lenard Boggio. Members of the Compensation Committee have direct experience in executive compensation matters as directors of other companies, which experience assists in evaluating the suitability of the Company’s compensation practices and policies.

In consultation with the President and CEO, the Compensation Committee reviews and recommends, as required on an annual basis, the process, evaluation and determination of the various elements of compensation for the Company’s executive officers. The Company is dependent on individuals with specialized skills and knowledge related to mining exploration and development of mineral prospects, corporate finance and management. The objective of the Compensation Committee is to assist in attracting, retaining and motivating executives and key personnel with these skills and in view of the Company’s goals. In reviewing the compensation arrangements of the Company’s executive officers, the Compensation Committee will consider the fairness to Shareholders, the Company’s requirements and market competitiveness in order to attract and retain capable and experienced personnel, performance and such other objectives as the Compensation Committee considers advisable.

The Compensation Committee has the authority to engage independent consultants as necessary to assist it in performing its mandate including assessing the competitiveness of the Company’s compensation program.

Elements of Compensation

Compensation for the Company’s executive officers is comprised of three elements: base salary, discretionary bonus or success fee (“STIP”) and a long term incentive program (“LTIP”) comprised of incentive stock options (“Options”) granted pursuant to the Company’s Stock Option Plan dated June 1, 2017, as amended (the “Option Plan”) and restricted share units (“RSUs”) granted pursuant to the Restricted Share Units Plan dated May 11, 2018, as amended (the “RSU Plan”). This compensation structure is intended to reward performance and be competitive with the compensation arrangements of other companies of similar size and scope in the industry. As of the date of this Circular, no RSUs have been granted.

Base Salary

Base salary for the Company’s executive officers is established taking into account each executive’s responsibilities, performance assessment and career experience. To ensure that the Company will continue to attract and retain qualified and experienced executives, base salaries may be reviewed annually by the Compensation Committee and adjusted to ensure that they remain competitive subject to the discretion of the Board.

Bonus (STIP)

The STIP is intended to motivate and reward executives for the achievement of short-term goals and their contribution to the business objectives during the relevant year. Bonus payments under the STIP are paid at the discretion of the Board on the recommendations of the Compensation Committee (in consultation with management where appropriate) and may be based on a combination of individual and corporate performance against a target percentage of the executive’s salary as approved by the Board. Compared to other executives, the compensation of the President and CEO is weighted more against the Company’s performance. Details regarding the target bonus for each NEO for the most recently completed financial year is set out below.

Position in Organization	STIP Payout as Percentage of Base Salary on Meeting Target Performance(1)
Richard Warke Executive Chairman	Up to 70%
Donald R. Taylor CEO	Up to 70%
Rita Adiani President	Up to 70%
Michael McClelland CFO	N/A
Ty Minnick Interim CFO	N/A
Joel Rheault VP Operations	Up to 50%

(1)	Mr. McClelland was not eligible for STIP for the year ended December 31, 2024, as he resigned effective March 31, 2024. Mr. Minnick was not eligible for STIP for the year ended December 31, 2024, as he was retained as an independent contractor on an interim basis.

Long Term Incentive Compensation (LTIP) – Stock Options and Restricted Share Units

The Company’s LTIP is currently comprised of Option grants pursuant to its Option Plan and RSUs pursuant to the RSU Plan (collectively the “Plans”). The purpose of the Plans is to secure for the Company and Shareholders the benefits of the incentives inherent to common share ownership by officers, directors and other eligible persons who, in the judgment of the Board, will have a significant role in the Company’s growth and success.

Options and RSUs, if granted, are generally granted during the first quarter of the year following review of the prior year’s performance. The timing of the grant, and number of Options or RSUs proposed to be granted by the Company to its executive officers and directors is proposed by the President and CEO, reviewed and recommended (or revised if thought appropriate) by the Compensation Committee, and ultimately approved by the Board. In certain cases, grants proposed by the President and CEO are reviewed (and revised if thought appropriate) by the entire Board before being ultimately approved. In determining grants, consideration is given to, among other things, the total number of convertible securities outstanding, current and future expected contribution to the advancement of corporate objectives by such individual, the position of the individual, tenure, and the status of previous grants to such individuals. No specific weightings are assigned to each factor; instead, a subjective determination is made based on an assessment of the individual relative to such factors. Convertible securities also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Company. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of the grant in accordance with the Option Plan. Refer to the column entitled “Option-Based Awards” in the Summary Compensation Table for further details with respect to stock options awarded to NEOs during the most recently completed financial year.

Stock Option Plan

The Board adopted the Option Plan on June 1, 2017, and was ratified and approved, as amended, by Shareholders on June 30, 2021. All unallocated entitlements under the Option Plan were most recently approved by Shareholders on June 25, 2024.

The summary of the Option Plan set out below is intended to be a brief description and is subject to and qualified in its entirety by the full text of the Option Plan. Capitalized terms used in the following section “Summary of the Option Plan” but not otherwise defined in this Circular have the meanings given to them in the Option Plan.

Summary of the Option Plan

The purpose of the Option Plan is to secure for the Company and the Shareholders the benefits of the incentives inherent to Common Share ownership by officers, directors and other eligible persons who, in the judgment of the Board, will have a sufficient role in the Company’s growth and success.

Directors, officers and employees of, and consultants to, the Company or any of its subsidiaries, as well as employees of companies providing management services or support to the Company or any of its subsidiaries (each, an “Eligible Person”), are eligible to receive Option grants under the Option Plan. The Option Plan includes the following significant terms and restrictions:

●	The aggregate number of Common Shares that may be reserved for issuance pursuant to the Option Plan and all other Share Compensation Arrangements may not exceed 10% of the number of Common Shares issued and outstanding from time to time. Of this number, a maximum of 10% Common Shares may be granted as Incentive Stock Options.

●	Any Common Shares subject to an Option that expires or terminates without having been fully exercised may be made the subject of a further Option.

●	Upon the partial or full exercise of an Option, the Common Shares issued upon such exercise will automatically become available to be made the subject of a new Option, provided that the total number of Common Shares reserved for issuance under the Option Plan does not exceed 10% of the number of Common Shares then issued and outstanding.

●	The aggregate number of Common Shares reserved for issuance pursuant to the Option Plan or any other Share Compensation Arrangement to any one Participant may not exceed 5% of the number of Common Shares issued and outstanding at any time.

●	The aggregate number of Common Shares issuable pursuant to the Option Plan or any other Share Compensation Arrangement to Insiders may not exceed 10% of the number of Common Shares issued and outstanding at any time.

●	The aggregate number of Common Shares issued to Insiders pursuant to the Option Plan or any other Share Compensation Arrangement in any one-year period may not exceed 10% of the number of Common Shares then issued and outstanding.

Subject to the terms of the Option Plan, the Exercise Price for each Common Share subject to an Option will be determined by the Board at the time of the Option grant and may not be lower than the last closing price of a common share on the TSX preceding the time of the Option grant, rounded up to the nearest whole cent.

Options will vest and become exercisable at such time or times as may be determined by the Board on the date of the Option grant.

Unless the Board determines otherwise and subject to any accelerated termination in accordance with the Option Plan, each Option will expire on the fifth anniversary of the date on which it was granted. In no event may an Option expire later than the tenth anniversary of the date on which it was granted. If the date on which an Option is scheduled to expire occurs during, or within ten business days after the last day of, a Black Out Period applicable to the Optionee, then the date on which the Option will expire will be extended to the last day of such ten business day period.

Options are non-assignable and non-transferable, with the exception of an assignment by testate succession or by the laws of descent and distribution upon the death of an Optionee.

If an Optionee ceases to be an Eligible Person (other than by reason of death, permanent disability or termination for cause), the Optionee may exercise any vested Options for a period of 30 days after the Optionee ceases to provide services to the Company or any of its subsidiaries, subject to the earlier expiry of the Options. If an Optionee ceases to be an Eligible Person by reason of death, the Optionee’s heir may exercise any vested Options for one-year following the date of the Optionee’s death, subject to the earlier expiry of the Options. If an Optionee ceases to be an Eligible Person while on permanent disability, the Optionee or his legal representatives may exercise any vested Options until the expiry of the Options. If an Optionee is dismissed for cause, any Options (whether vested or unvested) held by such Optionee shall terminate immediately upon receipt by the Optionee of notice of such dismissal.

If a “Change of Control” (as defined below) occurs, the Board may, in its discretion, (a) amend, abridge or otherwise eliminate any vesting schedule so that notwithstanding the other terms of any outstanding Option or the Option Plan, any outstanding Option may be exercised in whole or in part by the Optionee and/or (b) determine that all holders of outstanding Options with an exercise price equal to or greater than the price per Common Share provided for in the transaction giving rise to such Change of Control shall be entitled to receive and shall accept, immediately prior to or concurrently with the transaction giving rise to such Change of Control, in consideration for the surrender of such Options, the value of such Options determined in accordance with the Black and Scholes Option Pricing Model, as determined by the Board.

The Board may from time to time, subject to applicable law and any required approval of the TSX, any other regulatory authority, or the Shareholders, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any Option granted thereunder; provided that no such amendment, revision, suspension, termination or discontinuance can adversely affect the rights of an Optionee under any previously granted Option except with the consent of that Optionee.

Shareholder approval shall not be required for the following amendments, subject to any regulatory approvals, including, where required, the approval of the TSX:

1.	amendments to the Option Plan to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or any stock exchange;

2.	amendments of a “housekeeping”, clerical, technical or stylistic nature, which include amendments relating to the administration of the Option Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision hereof;

3.	changing the terms and conditions governing any Option(s) granted under the Option Plan, including the vesting terms, the exercise and payment method, the Exercise Price and the effect of the Optionee’s death or permanent disability, the termination of the Optionee’s employment, term of office or consulting engagement or the Optionee ceasing to be an Eligible Person;

4.	determining that any of the provisions of the Option Plan concerning the effect of the Optionee’s death or permanent disability, the termination of the Optionee’s employment, term of office or consulting engagement or the Optionee ceasing to be an Eligible Person shall not apply for any reason acceptable to the Board;

5.	amendments to the definition of Eligible Person;

6.	changing the termination provisions of the Plan or any Option which, in the case of an Option, does not entail an extension beyond an Option’s originally scheduled expiry date;

7.	changing the terms and conditions of any financial assistance which may be provided by the Company to Optionees to facilitate the purchase of Common Shares under the Option Plan, or adding or removing any provisions providing for such financial assistance;

8.	amendments to the cashless exercise feature set out in Section 2.8 of the Option Plan;

9.	the addition of or amendments to any provisions necessary for Options to qualify for favourable tax treatment to Optionees or the Company under applicable tax laws or otherwise address changes in applicable tax laws;

10.	amendments relating to the administration of the Option Plan; and

11.	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules or policies of any stock exchange upon which the Common Shares trade from time to time.

Notwithstanding anything contained in the Option Plan to the contrary, no amendment requiring the approval of the Shareholders under applicable law or the rules or policies of any stock exchange upon which the Common Shares trade from time to time shall become effective until such approval is obtained. In addition to the foregoing, approval by the Shareholders by ordinary resolution shall be required for:

1.	any amendment to the provisions of Section 3.9 of the Option Plan that is not an amendment within the nature of Sections 3.9(a)(i) and 3.9(a)(ii) of the Option Plan;

2.	any increase in the maximum number of Common Shares that can be issued under the Option Plan, except in connection with an adjustment made in accordance with the Adjustment Provisions;

3.	any reduction in the Exercise Price of an Option granted under the Option Plan (including the cancellation and re-grant of an Option, constituting a reduction of the Exercise Price of an Option), except in connection with an adjustment made in accordance with the Adjustment Provisions;

4.	any amendment to extend the expiry of an Option beyond its original Expiry Date;

5.	any amendment to Section 3.1(e) or Section 3.1(f) of the Option Plan to increase participation by Insiders; and

6.	any amendment to the provisions of the Option Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes, provided further that, in the case of any amendment or variance referred to (I) in clause (v) of Section 3.9(b) of the Option Plan, Insiders are not eligible to vote their Common Shares in respect of the required approval of the Shareholders, and (II) in clauses (iii), (iv) or (vi) of Section 3.9(b) of the Option Plan, Insiders who shall benefit from such amendment or variance are not eligible to vote their Common Shares in respect of the required approval of the Shareholders.

For the purposes of the Option Plan, “Change of Control” means the occurrence of any of the following events:

1.	any one person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company;

2.	any combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor; or

3.	the Board adopts a resolution to the effect that the circumstances in clause (1) or (2) of this definition have occurred or are imminent,

where such person or combination of persons referred to in clause (1) or (2) of this definition did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding holding more than 20% of the voting shares of the Company or its successor is deemed to materially affect control of the Company or its successor.

RSU Plan

The Board adopted the RSU Plan on May 11, 2018, and was ratified and approved, as amended, by the Shareholders on June 30, 2021. All unallocated entitlements under the RSU Plan were most recently approved by Shareholders on June 25, 2024.

Similar to the Option Plan, the RSU Plan must also be reconfirmed every three years by Company’s Shareholders at a meeting of Shareholders in accordance with the requirements of the TSX and if the RSU Plan is not reconfirmed, no further grants of RSUs may be made under the RSU Plan. The summary of the RSU Plan set out below is intended to be a brief description and is subject to and qualified in its entirety by the full text of the RSU Plan. Capitalized terms used in the following section “Summary of the RSU Plan” but not otherwise defined in this Circular have the meanings given to them in the RSU Plan.

Summary of the RSU Plan

The purpose of the RSU Plan is to promote further alignment of interests between Designated Participants and the Shareholders of the Company, to provide a compensation system for Designated Participants that is reflective of the responsibility, commitment and risk accompanying their role over the medium term and to allow Designated Participants to participate in the success of the Company over the medium term.

Pursuant to the RSU Plan, the Board may grant RSUs to Designated Participants who are directors, officers, employees or consultants of the Company or an affiliate of the Company, other than directors of the Company who are not also employees of the Company, in consideration of such persons providing their services to the Company or an affiliate of the Company. When cash dividends are paid on the Common Shares, additional RSUs of equivalent value are credited to the Designated Participant’s RSU account. RSUs can be redeemed for either cash or Common Shares, or a combination of both, at the discretion of the Board, at the end of each Performance Period upon achievement by the Designated Participant of certain Target Milestones established by the Board at the time of the original RSU grant, which may include vesting based on length of service. Holders of RSUs are not entitled to any rights of a Shareholder of the Company with respect to the Common Shares underlying any such RSUs.

The RSU Plan authorizes the Board to grant RSUs to Designated Participants on the following terms:

1.	The aggregate number of Common Shares that may be issued upon the redemption of RSUs granted under the RSU Plan shall not at any time, when taken together with any Common Shares issuable under any other security based compensation arrangement of the Company either then in effect or proposed, including the Option Plan, exceed 10% of the issued and outstanding Common Shares of the Company from time to time on a non-diluted basis. If any RSU is cancelled for any reason without having been redeemed in full, the Common Shares reserved for issuance in respect of such RSUs will become available again for the purposes of the RSU Plan.

2.	The maximum number of Common Shares issuable to Insiders of the Company, at any time, under all security based compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding Common Shares and the maximum number of Common Shares issued to Insiders of the Company, within any 12 month period, under all security based compensation arrangements of the Company, shall not exceed 10% of issued and outstanding Common Shares, both on a non-diluted basis.

3.	RSUs credited to the Designated Participant’s account from time to time vest based upon the Designated Participant’s performance toward the Target Milestones as specified by the Board at the time of grant. If a Designated Participant dies, or if a Designated Participant who is an employee or officer retires, suffers a disability preventing him from carrying out his employment, or is terminated without cause, or for cause but such cause does not disqualify the officer or employee from statutory notice under minimum standards legislation, if applicable, during a Performance Period, and the Designated Participant’s Target Milestones have not been met, the Board, in its sole discretion and taking into consideration the Designated Participant’s proportional achievement toward Target Milestones, may determine that a portion of such RSUs will immediately become vested.

4.	Notwithstanding paragraph 3, RSUs will vest in accordance with the terms and conditions of any applicable employment or consulting agreement between the Company or an affiliate of the Company and a Designated Participant. If the Board determines it is necessary or desirable in order to comply with applicable laws of a foreign jurisdiction or to avoid adverse tax consequences in a foreign jurisdiction, the Board may set forth in the applicable RSU Acknowledgement such terms as it deems appropriate, which will govern such awards notwithstanding any other provisions of the RSU Plan.

5.	If a Designated Participant who is an employee or officer is terminated for cause and provided such cause disqualifies the Designated Participant from statutory notice under minimum standards legislation, if applicable or resigns prior to the end of a Performance Period in respect of any RSUs granted, or is a consultant and the consulting contract with the Company or an affiliate of the Company is terminated by such consultant or the Company or such affiliate of the Company, the Designated Participant is not entitled to any cash payment or treasury Common Shares on account of RSUs relating to such Performance Period in which such Designated Participant’s employment terminates, and all outstanding RSUs shall be cancelled.

6.	In the event of a Change in Control of the Company, as defined in the RSU Plan, subject to TSX or any other required regulatory approvals, then, notwithstanding the achievement or non-achievement of the Target Milestones set forth in a RSU Acknowledgement, all of the RSUs held by such Designated Participant shall be deemed hereunder to have been vested upon the Change in Control.

7.	With respect to the grant of RSUs under the RSU Plan:

a.	unless the Board specifies a shorter period, the Performance Period applicable to a grant of RSUs commences on the January 1 coincident with or immediately preceding the grant and ends on November 30 of the third year following the calendar year in which such RSUs were granted;

b.	RSUs (including dividend equivalent RSUs) credited to the Designated Participant’s account from time to time are denominated in Common Shares of the Company. Whenever cash dividends are paid on the Common Shares of the Company, additional RSUs will be credited to RSU accounts of Designated Participant’s holding RSUs. The number of such dividend equivalent RSUs will be calculated by dividing the amount of cash dividends that would have been payable if such RSUs had been Common Shares as at the record date for the dividend by the market value on the trading day immediately preceding the date on which the Common Shares began trading on an ex-dividend basis, rounded down to the next whole number of RSUs. No fractional RSUs will be issued; and

c.	vested RSUs credited to the Designated Participant’s account shall be redeemed on the last day of the Performance Period of such RSUs (or such earlier date in the case of vested RSUs that are redeemable immediately upon the achievement of Target Milestones). In addition, if a Designated Participant dies or if a Designated Participant who is an employee or officer retires, suffers a disability preventing him from carrying out his employment, or is terminated without cause, or for cause but such cause does not disqualify the officer or employee from statutory notice under minimum standards legislation, if applicable, during a Performance Period, and the Designated Participant’s Target Milestones have not been met, RSUs that have vested in accordance with paragraph 3 above credited to the Designated Participant’s account are redeemable as soon as practicable following the closing date. The RSUs are redeemable in cash equal to the market value of vested RSUs (being the closing trading price of the Common Shares on the TSX immediately preceding the relevant date), in treasury Common Shares equal to the number of vested RSUs or in any combination of cash or treasury Common Shares, at the sole discretion of the Board.

8.	Subject to the restrictions noted in paragraph 10, below, and to regulatory and TSX approval, where required, the Board may amend the terms of the RSU Plan or any RSUs without Shareholder approval, including in the following circumstances, provided that no such amendment or revision may materially decrease the rights or benefits accruing or materially increase the obligations of a Designated Participant without the consent of such Designated Participant:

a.	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

b.	to correct any defect, supply any information or reconcile any inconsistency in the RSU Plan in such a manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the RSU Plan;

c.	in the case of any granted RSUs, amend, including the acceleration of, the vesting provisions, the Target Milestones, the Performance Period;

d.	in the case of any granted RSUs, substitute another award for the same or different type or make such adjustments contemplated under the RSU Plan; and

e.	amendments to reflect any changes in requirements of any regulatory authority or stock exchange to which the Company is subject.

9.	Subject to regulatory and TSX approval, where required, the Board may, from time to time, suspend or terminate the RSU Plan in whole or in part.

10.	Shareholder approval is required to amend the RSU Plan to:

a.	increase the number of Common Shares reserved for issuance under the RSU Plan;

b.	to remove or exceed the limits set out in paragraph 2 above;

c.	to amend the amendment or assignment provisions of the RSU Plan;

d.	to allow grants of RSUs to non-employee directors; or

e.	amend RSUs granted under the RSU Plan to extend the Performance Period beyond the original expiration date for the benefit of Insiders of the Company, except in circumstances where the Company has imposed a trading black-out, as described in paragraph 13.

11.	The RSUs are not transferable or assignable other than by will or pursuant to the laws of succession, except that the Designated Participant may, subject to Board approval, assign RSUs granted under the RSU Plan to a trustee, custodian or administrator acting on behalf of or for the benefit of the Designated Participant, a personal holding corporation, partnership, trust or other entity controlled by the Designated Participant or a registered retirement income fund or registered retirement savings plan of the Designated Participant.

12.	If a Performance Period ends during a trading black-out period imposed by the Company to restrict trades in the Company’s securities, then, notwithstanding any other provision of the RSU Plan, the Performance Period shall end 10 business days after the trading black-out period is lifted by the Company.

13.	No financial assistance is available to Designated Participants under the RSU Plan.

14.	The Board has delegated to the Compensation Committee of the Company such administrative duties and powers required to administer the RSU Plan.

Securities Available for Grant Under the Option Plan and RSU Plan

The Plans are “rolling” such that the number of securities granted under the Plans can be up to a maximum of 10% of the issued capital of the Company at the time of the grant on a non-diluted basis, and such aggregate number of Common Shares shall increase or decrease as the number of issued and outstanding Common Shares changes. As of the end of the most recently completed financial year, the Company was able to grant a maximum number of securities convertible for up to 13,636,660 Common Shares, representing 10% of Common Shares outstanding. As of the end of the most recently completed financial year, the Company had awarded 10,645,000 Options representing approximately 7.81% of the Common Shares outstanding and nil RSUs. As of the end of the most recently completed financial year, the Company had further securities convertible into up to 2,991,660 Common Shares available for grant under its Option Plan and RSU Plan representing approximately 2.19% of the Common Shares outstanding.

Annual Burn Rate

The following table sets forth the annual “burn rate” of the Option Plan for each of the three most recently completed fiscal years, calculated using the TSX’s prescribed methodology pursuant to Section 613(d) of the TSX Company Manual:

Annual Burn Rate(1)	2024	2023	2022
Option Plan	3.63%	0.00%	3.42%

(1)	The burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of common shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.

Risk Assessment of the Company’s Compensation Policies and Practices

During the financial year ended December 31, 2024, the Compensation Committee of the Board generally considered the implications of the risks associated with the Company’s compensation policies and practices. The Compensation Committee believes the Company’s compensation policies alleviate risk by having a balance of short-term and long-term compensation. The Compensation Committee will also evaluate the risks and make adjustments to the Company’s compensation policies as necessary.

Hedging

Pursuant to the Company’s Disclosure Policy, NEOs and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Governance

Compensation for the Company’s directors and officers is determined based on the recommendations of the Compensation Committee. The Compensation Committee is entitled to consult with external experts on the adequacy of the compensation paid to the Company’s directors. During fiscal 2023, the Compensation Committee was comprised of John Boehner (Chair), Lenard Boggio and William Mulrow all of whom are independent directors in accordance with corporate governance rules of NI 58-101 and the policies of the TSX. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Company’s goals and setting director and executive officer compensation and to develop and submit to the Board recommendations with respect to such other employee benefits as considered advisable, pursuant to the following principles: (a) to offer competitive compensation to attract, retain and motivate qualified executives in order for the Company to achieve the strategic plan and budget approved by the Board from time to time; and (b) to act in the best interests of the Company by being financially responsible.

Performance Graph

The Company’s Shares commenced trading in the TSX on October 19, 2017. The following graph compares the annual percentage change in the Company’s cumulative total shareholder return based on the assumption that C$100 was invested in the Company’s Common Shares on December 31, 2019, against the cumulative total shareholder return of the S&P/TSX Composite Index and the TSX Global Mining Index for the five most recently completed financial years of the Company ended December 31, 2024.

As discussed in the Compensation Discussion and Analysis, compensation for the Company’s NEOs is comprised of various elements including a base salary and bonus that may not necessarily correlate directly with the market price of the Company’s shares. In addition, the market price of a publicly traded stock, especially a junior resource issuer as is the case for the Company, may be affected by many variables that may not be directly related to NEO performance including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.

The trend in overall compensation paid to the Company’s executives over the period has not specifically tracked the performance of the market price of the Company’s common shares, or the S&P/TSX Composite Index.

Compensation Consultants and Advisors

No compensation consultants or advisors were retained by the Company since inception of the Company.

Summary Compensation Table

The following table sets forth compensation awarded, earned or paid to the NEOs of the Company for the three most recently completed financial years:

Name and principal position	Year	Salary ($)(1)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans(3)	Long-term incentive plans
Richard W. Warke(4) Executive Chairman	2024	229,233	Nil	127,500	178,858	N/A	N/A	Nil	535,592
	2023	259,317	Nil	Nil	145,217	N/A	N/A	Nil	404,534
	2022	268,969	Nil	140,000	169,450	N/A	N/A	Nil	578,419
Donald R. Taylor Chief Executive Officer	2024	321,006	Nil	127,500	224,910	N/A	N/A	Nil	673,416
	2023	311,149	Nil	Nil	192,780	N/A	N/A	Nil	503,929
	2022	306,000	Nil	140,000	192,780	N/A	N/A	Nil	638,780
Rita Adiani(5)	2024	68,313	Nil	96,000	43,750	N/A	N/A	Nil	208,063
President
Michael McClelland(6) Chief Financial Officer	2024	42,865	Nil	Nil	Nil	N/A	N/A	Nil	42,865
	2023	152,812	Nil	Nil	42,602	N/A	N/A	Nil	195,414
	2022	152,913	Nil	84,000	48,030	N/A	N/A	Nil	284,943
Ty Minnick(7) Interim Chief Financial Officer	2024	26,500	Nil	16,000	Nil	N/A	N/A	Nil	42,500
Joel Rheault Vice President, Operations	2024	259,875	Nil	42,500	142,931	N/A	N/A	Nil	445,306
	2023	236,250	Nil	Nil	64,409	N/A	N/A	Nil	300,659
	2022	225,000	Nil	35,000	64,125	N/A	N/A	Nil	324,125

(1)	Salaries for Donald R. Taylor, and Joel Rheault are paid in US dollars by the Company or its subsidiary. Richard Warke, Ty Minnick and Rita Adiani indirectly receive consulting fees and do not receive salaries (see notes 4 and 5). Mr. McClelland’s salary was paid through a management services company equally owned by the Company and other companies related by virtue of certain common directors and officers. For purposes of this table, Mr. McClelland’s salary was converted into US dollars at the average exchange rate for the period over which they were earned as follows: 2024- $1.3698; 2023 - $1.3497; and 2022 - $1.3013.
(2)	The fair value of the option-based awards for 2024 and 2022 were calculated using the Black Scholes model using the following weighted average assumptions: 2024 and 2022 – expected life of 5 years, annualized volatility of 2024 -75.97% and 2022 74.42%, a risk-free interest rate of 2024 - 3.76% and 2022 - 3.31%, annual rate of dividends 2024 - 0% and 2022 - 7.84%. For the purposes of this table the Canadian dollar value of the option award is converted into US dollars. For 2024 and 2022 the US$/C$ exchange rate at the date of the grants were $1.3822 and $1.3545 respectively. For the year ended December 31, 2023, no option-based awards were provided to the Company’s NEOs.
(3)	2024 annual incentive payments were paid in January 2025.
(4)	On January 1, 2021, the Company entered an agreement with Augusta Capital Corporation, a company controlled by Mr. Warke for consulting services. Consulting services for 2024, 2023 and 2022 were charged directly to the Company in C$. For purposes of this table the fees were converted into US dollars at the average exchange rate over the period over which they were earned as follows: 2024 – $ 1.3698; 2023 - $1.3497 and 2022 - $1.3013.
(5)	On October 16, 2024, a subsidiary of the Company entered an agreement with Ionic Energy Partners LLC, a company controlled by Ms. Adiani for consulting services. Consulting services for were charged directly to the Company subsidiary in US$.
(6)	Mr. McClelland resigned effective March 31, 2024.
(7)	Mr. Minnick was appointed Interim CFO effective April 1, 2024.

The value for stock option awards disclosed in footnote (2) was calculated using the Black-Scholes option pricing model based on the assumptions indicated in the footnote. These assumptions are highly subjective and can materially affect the calculated fair value. Further, calculating the value of stock options using this methodology is not the same as the simple “in-the-money” value of the options, which on the date of grant would be $nil. Accordingly, caution should be exercised in comparing grant date fair values, as calculated using the Black-Scholes model, to cash values or an in-the-money calculation.

NEO Employment Agreements

The Company has entered into an employment agreement, letter agreement or consulting agreement with each NEO for an indefinite term. Except in the case of Richard Warke (details of which are provided below), such agreements provide for a base salary (as may be adjusted annually), a bonus, grant of Options and/or RSUs, vacation time and various standard benefits including life, disability, medical, dental and reimbursement of reasonable expenses. Where applicable, the payment of a bonus is to be tied to corporate, operational and individual performance and the grant of Options are at the discretion of the Board. Bonus is also at the discretion of the Board. Refer to the Summary Compensation Table above for compensation paid to, earned by or accrued for each NEO for fiscal year ended December 31, 2024.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all awards outstanding at the end of the most recently completed financial year held by each NEO including awards granted before the most recently completed financial year.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price (C$)	Option expiration Date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested
Richard W. Warke	150,000	$0.63	September 25, 2025	Nil	N/A	N/A
Executive Chairman	1,000,000	$0.51	November 10, 2027	Nil	N/A	N/A
	750,000	$0.36	April 16, 2029	Nil	N/A	N/A
Donald R. Taylor	150,000	$0.63	September 25, 2025	Nil	N/A	N/A
CEO	1,000,000 750,000	$0.51 $0.36	November 10, 2027 April 16, 2029	Nil Nil	N/A N/A	N/A N/A
Rita Adiani President	800,000	$0.30	October 17, 2029	$8,000	N/A	N/A
Michael McClelland Chief Financial Officer	Nil	N/A	N/A	Nil	N/A	N/A

Ty Minnick Interim CFO	200,000	$0.36	August 15, 2029	Nil	N/A	N/A
Joel Rheault Vice President, Operations	100,000 250,000 250,000	$0.63 $0.51 $0.36	September 25, 2025 November 10, 2027 April 16, 2029	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A

(1)	This amount is calculated based on the difference between the market price of the Common Shares underlying the Options at the end of the most recently completed financial year, which was C$0.31, and the exercise or base price of the Option.

Value Vested or Earned During the Year

The following table represents the aggregate dollar value that would have been realized if the awards had been exercised on the vesting date for each NEO:

Name	Option-based awards – Value vested during the year(1) (C$)	Share-based awards – Value vested during the year (C$)	Non-equity incentive plan compensation – Value earned during the year (C$)
Richard W. Warke Executive Chairman	Nil	N/A	N/A
Donald R. Taylor	Nil	N/A	N/A
CEO
Rita Adiani	Nil	N/A	N/A
President
Michael McClelland Chief Financial Officer	Nil	N/A	N/A
Ty Minnick Interim Chief Financial Officer	Nil	N/A	N/A
Joel Rheault	Nil	N/A	N/A
Vice President, Operations

(1)	Represents the value of stock options vested during the year ended December 31, 2024, calculated as if stock options had been exercised on their vesting date based on the market price on the vesting date of the stock options less the exercise price.

Pension Plan Benefits

The Company does not have any pension or retirement plans.

Termination and Change of Control Benefits

The following describes the principal terms of remuneration payable to such NEO of the Company in the event of termination. If the NEO is terminated for cause (or equivalent), then no payment or incremental benefits are due to the NEO.

Richard W. Warke, Executive Chairman

The Company has entered into a consulting agreement with Augusta Capital Corporation, a private company 100% beneficially held by Mr. Warke, Chairman of the Company. Under the terms of the agreement, Augusta Capital Corporation is paid a monthly rate of C$29,167 and is eligible for an annual success fee of C$245,000 at the discretion of the Board. In the event of a change of control, Augusta Capital Corporation shall be paid a success fee of C$1,785,000. The agreement went into effect January 1, 2021, and remains in effect until terminated.

Donald R. Taylor, CEO

If Mr. Taylor’s employment is terminated without cause or by him for good reason, the Company shall pay an amount in cash equal to (i) one and one-half times his then base annual salary, and (ii) an amount equal to twelve (12) times the excess of the total monthly premium cost for Mr. Taylor’s healthcare coverage under all Company plans over the employee-paid portion of such premiums, each as determined immediately before the termination date. Mr. Taylor will also be entitled to retain any vested securities granted to him under any compensation plan of the Company in accordance with such compensation plan. In the event of a Change of Control, if Mr. Taylor is terminated without cause or resigns for any reason before the earlier of (i) the last day of the six month period after such Change of Control or (ii) February 1 of the year following the calendar year of such Change of Control, he will be entitled to an amount in cash equal to three times the aggregate of his then base annual salary and three times his target bonus. All unvested Options held by Mr. Taylor at the time of a Change of Control will vest on the date of such Change of Control.

Rita Adiani, President

A subsidiary of the Company has entered into a consulting agreement with Ionic Energy Partners LLC, a private company 100% beneficially held by Ms. Adiani. Under the terms of the agreement, Ionic Energy Partners LLC is paid a monthly rate of US$25,000 and is eligible for an annual success bonus of up to US$210,000 at the discretion of the Board. In the event of a change of control, Ionic Energy Partners LLC shall be paid a success fee of US$1,020,000 and all stock options shall vest. If the Company terminates the consulting agreement other than for a material breach, then the Company shall pay to Ionic Energy Partners LLC US$450,000.

Michael McClelland, CFO

If Mr. McClelland’s employment is terminated without cause or by him for good reason, the Company will pay an amount in cash equal to one and one-half (1.5) times the aggregate of his then base annual salary paid by the Company. Mr. McClelland will also be entitled to retain any vested securities granted to him under any compensation plan of the Company in accordance with such compensation plan. In the event that Mr. McClelland is terminated without cause or resigns for any reason within six months following a Change of Control, he will be entitled to an amount in cash equal to two times the aggregate of his then base annual salary paid by the Company and two times his target bonus. All unvested Options held by Mr. McClelland at the time of a Change of Control will vest on the date of such Change of Control.

Ty Minnick, Interim CFO

Mr. Minnick was retained as an independent contractor on an interim basis. Given the foregoing, Mr. Minnick was not entitled to additional payments on termination or on a Change of Control.

Joel Rheault, Vice President, Operations

If Mr. Rheault’s employment is terminated without cause or by him for good reason, the Company shall pay an amount in cash equal to one-half times his then base annual salary plus one month for every year of service to a maximum of nine (9) months. Mr. Rheault will also be entitled to retain any vested securities granted to him under any compensation plan of the Company in accordance with such compensation plan. In the event of a Change of Control, if Mr. Rheault is terminated without cause or resigns for any reason before the earlier of (i) the last day of the six (6) month period after such Change of Control or (ii) February 1 of the year following the calendar year of such Change of Control, he will be entitled to an amount in cash equal to two times the aggregate of his then base annual salary and two times target bonus. All unvested Options held by Mr. Rheault at the time of a Change of Control will vest on the date of such Change of Control.

Estimated Payment on Termination without Cause or by NEO for Good Reason

The following table provides details regarding the estimated incremental payments and benefits to each NEO on termination without cause or by the NEO for good reason, assuming a triggering event occurred on December 31, 2024. Mr. McClelland resigned as CFO effective March 31, 2024, and so would not be entitled to a change of termination payment at December 31, 2024.

	Multiple	Base Salary ($)	Bonus ($)	Equity(1) ($)	Total ($)
Richard W. Warke Executive Chairman	Nil	Nil	Nil	Nil	Nil
Donald R. Taylor(2) CEO	1.5	500,870	Nil	Nil	500,870
Rita Adiani President	1.5	450,000	Nil	Nil	450,000
Joel Rheault Vice President, Operations	1.0	267,671	Nil	Nil	267,671
Ty Minnick Interim CFO	Nil	Nil	Nil	Nil	Nil

(1)	At December 31, 2024, the closing price of the Company’s shares on the TSX was C$0.31. Vested options were out-of-the money.
(2)	Salary amount includes one year of health benefits estimated at $18,920 which is not impacted by the multiplier.

Estimated Payment on a Change of Control

The following table provides details regarding the estimated incremental payments and benefits to each NEO on termination on a change of control, assuming a triggering event occurred on December 31, 2024. Mr. McClelland resigned as CFO effective March 31, 2024, and so would not be entitled to a change of control payment at December 31, 2024.

	Multiple	Base Salary ($)	Bonus ($)	Equity(2)(3) ($)	Total ($)
Richard W. Warke(1)(4) Executive Chairman	N/A	Nil	1,240,530	Nil	1,240,530
Donald R. Taylor CEO	3	963,900	674,730	Nil	1,638,630
Rita Adiani(4) President	2	600,000	420,000	Nil	1,020,000
Joel Rheault Vice President, Operations	1	535,342	267,671	Nil	803,013
Ty Minnick Interim CFO	Nil	Nil	Nil	Nil	Nil

(1)	Converted from C$ to US$ based on the exchange rate reported by the Bank of Canada on December 31, 2024, of $1.4389.
(2)	Equity value represents the calculated value of the unvested stock options that would vest at December 31, 2024, as a result of termination and is not impacted by the applicable multiple. At December 31, 2024, the closing price of the Company’s shares on the TSX was C$0.31. Options were out-of-the money.
(3)	In accordance with the Company’s Option Plan, if there is a change of control, the Board may in its discretion determine that all holders of outstanding Options with an exercise price equal to or greater than the price per share provided for in the transaction giving rise to such change of control shall be entitled to receive and shall accept, immediately prior to or concurrently with the transaction giving rise to such change of control, in consideration for the surrender of such Options, the value of such Options determined in accordance with the Black and Scholes Option pricing Model, as determined by the Board.
(4)	Pursuant to the terms of their respective consulting agreements, a success fee or completion bonus is payable in the event of a Change of Control. For the purposes of this table, the success fee or completion bonus as applicable has been classified as a bonus.

Director Compensation

During fiscal 2024 Board fees for the Company’s non-executive directors were structured as provided for in the table below.

(US$)
Annual base compensation per Board member	50,000/annum
Board meeting attendance (per meeting basis)	Nil
Audit Committee Chair	9,000/annum
Compensation Committee Chair	6,000/annum
Nominating and Corporate Governance Committee Chair	3,600/annum
Committee Member Compensation	Nil

All reasonable expenses incurred by a director in attending Board meetings, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of the Company’s business or in the discharge of his or her duties as a director are paid by the Company.

Compensation levels are typically impacted by the demand and supply of talent. In the case of board directors there continues to be a shortage of leadership talent caused by both supply and demand. This shortage is driving up the price of leadership talent and companies face difficult pay decisions to attract and retain experienced leaders. As a result, there is a need to provide fair and competitive pay levels in a highly priced marketplace.

Following the implementation of Sarbanes Oxley, many companies have been diversifying the talent requirements at the board level. In particular they have been seeking expertise in finance, auditing, capital markets, governance and compensation. Such talent is not always readily available, especially as directors are limiting the number of boards upon which they serve. Continuing changes to the regulatory environment and governance practices in Canada places additional responsibilities and demands on Board members. Boards have a need to diversify their knowledge and expertise, particularly in risk management. This need for experienced talent at the Board level combined with the continuing emphasis being placed on good corporate governance in North America has resulted in a compensation structure for directors to reward them for contributing to the success of the Company while recognizing the value of their time and effort.

The following table sets forth all amounts of compensation paid to or earned by the non-executive directors of the Company for the year ended December 31, 2024.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Lenard Boggio	58,807	N/A	36,000	N/A	N/A	N/A	94,807
George Pataki	50,000	N/A	36,000	N/A	N/A	N/A	86,000
John Boehner	56,000	N/A	36,000	N/A	N/A	N/A	92,000
William Mulrow	53,600	N/A	36,000	N/A	N/A	N/A	89,600

Directors’ Outstanding Share-based and Option-based Awards

The following table sets forth, for each director of the Company that is not a NEO, all awards outstanding at the end of the period ended December 31, 2024, including awards granted before this period.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Lenard Boggio	150,000	$0.63	September 25, 2025	Nil	N/A	N/A
	200,000 300,000	$0.51 $0.36	November 10, 2027 April 16, 2029	Nil Nil	N/A N/A	N/A N/A
George Pataki	150,000	$0.63	September 25, 2025	Nil	N/A	N/A
	200,000 300,000	$0.51 $0.36	November 10, 2027 April 16, 2029	Nil Nil	N/A N/A	N/A N/A
John Boehner	150,000	$0.63	September 25, 2025	Nil	N/A	N/A
	200,000 300,000	$0.51 $0.36	November 10, 2027 April 16, 2029	Nil Nil	N/A N/A	N/A N/A
William Mulrow	150,000	$0.63	September 25, 2025	Nil	N/A	N/A
	200,000 300,000	$0.51 $0.36	November 10, 2027 April 16, 2029	Nil Nil	N/A N/A	N/A N/A

(1)	This amount is calculated based on the difference between the market price of the Common Shares underlying the Options at the end of the most recently completed financial year, which was C$0.31, and the exercise or base price of the Option.

Value Vested or Earned During the Year

The following table represents the aggregate dollar value that would have been realized if the stock options under the option-based award had been exercised on the vesting date in 2024 for each listed director:

Name	Option-based awards – Value vested during the year (C$)(1)	Share-based awards – Value vested during the year (C$)	Non-equity incentive plan compensation – Value earned during the year (C$)
Lenard Boggio	Nil	N/A	N/A
George Pataki	Nil	N/A	N/A
John Boehner	Nil	N/A	N/A
William Mulrow	Nil	N/A	N/A

(1)	Represents the value of stock options vested during the year ended December 31, 2024, calculated as if stock options had been exercised on their vesting date based on the market price on the vesting date of the stock options less the exercise price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Option Plan and RSU Plan

The following table sets forth information as at December 31, 2024 concerning the Company’s Option Plan:

Equity compensation plans approved by securityholders	Number of Common Shares to be issued upon exercise of outstanding options or redemption of RSUs	Weighted-average exercise price of outstanding options or redemption of RSUs (C$)	Number of securities remaining available for future issuance under equity compensation plans
Option Plan	10,245,000(1)	$0.46	3,391,660(2)
RSU Plan	0	N/A

(1)	Of these, 3,893,331 Options were exercisable at December 31, 2024.

(2)	Based on 10% of the Company’s issued and outstanding Common Shares at December 31, 2024, less stock options outstanding at December 31, 2024. This aggregate number of securities will be available for issue under all security-based compensation plans of the Company.

Statement of Corporate Governance PracticeS

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). These Guidelines are not prescriptive but have been used by the Company in adopting its corporate governance practices. The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating six individuals to the Company’s Board all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. Of the proposed nominees, Richard W. Warke, Executive Chairman of the Board, and Donald R. Taylor, President and CEO of the Company, are considered to be “non-independent” within the meaning of NI 52-110. The other proposed nominees, John Boehner, Lenard Boggio, William Mulrow and George Pataki are considered by the Board to be “independent” within the meaning of NI 52-110 and the Board is therefore majority independent. To ensure the Board functions independently of management the Board has appointed a Lead Director (Mr. Lenard Boggio). Mr. Boggio is responsible for providing leadership for the independent directors and facilitating open and candid discussion among the independent directors.

At the date of this Circular, some of the Company’s directors were directors of other reporting issuers as follows:

John Boehner	Augusta Gold Corp.
Lenard Boggio	Equinox Gold Corp., Rubicon Organics Inc., and Augusta Gold Corp.
William Mulrow	Consolidated Edison, Inc. and JBG Smith Properties
Donald R. Taylor	Solaris Resources Inc. and Augusta Gold Corp.
Richard W. Warke	Solaris Resources Inc., Highlander Silver Corp., Augusta Gold Corp., and Armor Minerals Inc.

The independent directors of the Company may hold scheduled meetings at which non-independent directors and members of management are not in attendance. During the calendar year ended December 31, 2024, the Audit Committee held three meetings, the Compensation Committee held one meeting and the Nominating and Corporate Governance Committee held one meeting. Also, as required from time to time, the Board may constitute a Special Committee for a specific purpose.

During the calendar year ended December 31, 2024, the Board held three meetings, which were attended by each Board member.

Term Limits

The directors of the Company are elected annually and hold office until the next annual meeting of Shareholders or until their successors are elected or appointed. No term limits have been adopted for directors so far. However, the Company may consider adopting term limits for directors in the future.

Board Mandate

The Board has a formal written mandate which defines its stewardship responsibilities. A copy of the Board of directors Mandate is attached hereto as Schedule “A”.

Position Descriptions

The Board has not developed formal written position descriptions for the Chair of the Board, or for the Chairs of the Audit, Compensation, or Nominating and Corporate Governance Committees. However, each committee has a charter governing its function. The majority of the Board members are also directors of other reporting issuers and are therefore knowledgeable and experienced in their capacity as such and the role designated for them. Informal discussions occur at the Board level with respect to their responsibilities. The Board has also not developed a formal position description for the CEO. The CEO has considerable prior management experience and is therefore knowledgeable and experienced in his capacity as such and the role designated for him.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee is responsible for ensuring that new directors are provided with an orientation including written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings as applicable, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings as applicable either by telephone conference or in person when possible.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for the process. To facilitate ongoing education of the Company’s directors, the Company supports training or education in areas relating to their role as a director of the Company; arranges visitation by directors to the Company’s facilities and operations; and encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Company’s reporting contacts for the purposes of the Code, the Chairman of the Audit Committee and the Chief Financial Officer of the Company, have the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to either the Chairman of the Audit Committee or the Chief Financial Officer, or other designated persons. A copy of the Code may be accessed on the Company’s website at www.titanminingcorp.com or on SEDAR+ at www.sedarplus.ca.

The Board ensures that directors, officers and employees are familiar with the Code to ensure that they exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. To encourage and promote a culture of ethical business conduct, the Board has adopted a Corporate Disclosure Policy and a Whistleblower Policy. Both of these policies are available on the Company’s website at www.titanminingcorp.com. In addition, the Board requests from management periodic reports relating to any fraud or unethical behavior.

Nominating Directors

The process by which the Board anticipates that it will identify new candidates is by keeping itself informed of potential candidates in the industry. Any Board member may suggest a director nominee. The Nominating and Corporate Governance Committee must formally review and consider the background, expertise, qualifications and skill sets, to the needs of the Company and recommend the appointment of the potential candidate to the Board as a whole.

During the most recently completed financial year, the members of the Nominating and Corporate Governance Committee were independent directors in accordance with Corporate Governance Disclosure Rules. The Nominating and Corporate Governance Committee has been established by the Board to (a) identify individuals qualified to become Board members; (b) to assess and report on the effectiveness of the Board and any committees thereof; and (c) develop and recommend to the Board a set of corporate governance policies and principles applicable to the Company in light of the corporate governance guidelines published by regulatory bodies having jurisdiction.

Compensation

Compensation for the Company’s directors and officers is determined based on the recommendations of the Compensation Committee. The Compensation Committee is entitled to consult with external experts on the adequacy of the compensation paid to the Company’s directors. During the most recently completed fiscal year, the Compensation Committee was comprised of all independent directors in accordance with corporate governance rules of NI 58-101 and the policies of the TSX. The Compensation Committee has been established by the Board to review and recommend compensation policies and programs to the Company as well as salary and benefit levels for its executives. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Company’s goals.

Other Board Committees

During the most recently completed fiscal year, the Board had the following standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. The Board may appoint an Environment, Health and Safety Committee when appropriate. The committees report directly to the Board. The purpose of the Audit Committee is to assist the Board’s oversight of the integrity of the Company’s financial statements; the Company’s compliance with legal and regulatory requirements; the qualifications and independence of the Company’s independent auditors; and the performance of the independent auditors. Further information regarding the Audit Committee is contained in the Company’s most recently filed annual information form (the “AIF”) under the heading “Audit Committee Information” and a copy of the Audit Committee charter is attached to the AIF as Schedule A. The AIF is available under the Company’s profile at www.sedarplus.ca. The purpose of the Nominating and Corporate Governance Committee and the Compensation Committee has been described above under “Nominating Directors” and “Compensation” respectively.

Assessment

The Board currently does not have a formal process in place to assess its committees and individual directors with respect to their effectiveness and contribution. This matter has been discussed among the Board members and it was felt that the current size and constitution of the Board allows for informal discussions regarding the contribution of each director. In addition, each individual director is significantly qualified through their current or previous positions to fulfil their duties as a Board member. A formal process for evaluating the Board, its committees and individual directors may be implemented in the future.

MANAGEMENT CONTRACTS

Pursuant to a management services agreement with 688284 B.C. Ltd. (the “Management Company”) and certain other reporting issuers, the Management Company provides the Company and the other reporting issuers with office space, facilities, equipment and services, including personnel, with respect to the administrative and corporate affairs of the Company. The Company reimburses the Management Company’s cost for the Company’s pro rata share of estimated expenses on a full cost recovery basis for the services provided. Wage and benefit costs of personnel (including any termination of employment costs) are charged to the Company based on the time spent by employees of the Management Company providing the services. The charges are reviewed and adjusted from time to time to reflect actual expenses paid.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Company’s past fiscal year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this paragraph below or elsewhere in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, no informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either of such cases has materially affected or would materially affect the Company or any of its subsidiaries. Additional details with respect to related party transactions can be found in the Company’s audited consolidated financial statements for the year ended December 31, 2024, copies of which are available on SEDAR+ at www.sedarplus.ca and from the Company as set out in “Additional Information” below.

OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Circular. However, if any other matters that are not known to management should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote upon such matters in accordance with their best judgement.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favour of the resolutions set forth herein. All matters herein submitted to shareholder vote must be passed by ordinary resolution. Ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common Shares in favour of the matter.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR+ at www.sedarplus.ca. Financial information concerning the Company is provided in the Company’s audited consolidated financial statements and Management Discussion and Analysis for the financial year ended December 31, 2024. Shareholders wishing to obtain a copy of the Company’s audited consolidated financial statements and Management’s Discussion and Analysis may contact the Company at the following:

Titan Mining Corporation	Telephone: (604) 687-1717
Suite 555 – 999 Canada Place	Email: info@titanminingcorp.com
Vancouver, British Columbia V6C 3E1

Dated effective as of July 9, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

“Donald R. Taylor”
Donald R. Taylor
Chief Executive Officer

SCHEDULE “A”

BOARD OF DIRECTORS MANDATE

TITAN MINING CORPORATION (the “Company”)

1.	ROLE AND RESPONSIBILITIES

1.1	The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business. The Board shall meet as frequently as may be required to fulfil these responsibilities, and at least once per quarter.

1.2	The Board is responsible for the review of the Company’s strategic business plan proposed by management, and to adopt the plan with such changes as the Board deems appropriate. The plan and discussion should take into account, among other things, the opportunities and risks of the business.

1.3	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and budgets.

1.4	The Board is responsible for ensuring that management has undertaken identification of the principal risks of the Company’s business and is overseeing the implementation of appropriate systems to manage these risks.

1.5	The Board is responsible for satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

1.6	The Board is responsible for overseeing and approving the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed from time to time.

1.7	The Board is responsible for ensuring the integrity of the Company’s internal control and management information systems.

1.8	The Board is responsible for acting in accordance with all applicable laws, the Company’s constating documents and the Company’s Code of Business Conduct and Ethics.

1.9	The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia), applicable securities commissions and The Toronto Stock Exchange. In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)	(i) disclose to the Company, in writing, the nature and extent of any interest that the director has in a material contract or material transaction (a “disclosable interest”), whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)	such director shall refrain from voting on any resolution to approve such contract or transaction unless all directors have a disclosable interest.

1.10	The Board has the authority to establish committees and appoint directors to be members of these committees. The Board may not delegate to such committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)	pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; or

(j)	adopt, amend or repeal articles.

1.11	The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)	the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)	the Nominating and Corporate Governance Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Nominating and Corporate Governance Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for identifying, evaluating and recommending prospective new nominees to the Board and leading the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	recommend the appointment of committee members to the Board’s standing committees;

(v)	assess the effectiveness of directors, the Board and the various committees of the Board;

(vi)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vii)	establish a plan of succession including in respect of the CEO;

(c)	the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for the directors and officers of the Company as deemed appropriate;

(ii)	review the adequacy and form of compensation of the directors and officers of the Company;

(iii)	setting objectives and undertaking the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(iv)	make recommendations to the Board.

1.12	The independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

2.	COMPOSITION

2.1	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.2	The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.

2.3	If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include at least one director who does not have interests in or relationships with either the Company or the significant shareholder and who fairly reflect the investment in the Company by shareholders other than the significant shareholder.

2.4	The Board should, as a whole, have the following competencies and skills:

(a)	technical and operating knowledge of the mining industry;

(b)	knowledge of current corporate governance guidelines; and

(c)	financial and accounting expertise.

3.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

3.1	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

3.2	If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.3	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

3.4	An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Nominating and Corporate Governance Committee.

3.5	The Board may provide an orientation program for new recruits to the Board as well as continuing education on topics relevant to all directors from time to time as required.

3.6	The Board shall institute procedures for receiving shareholder feedback.

3.7	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

3.8	The Board sets appropriate limits on management’s authority. In addition, the following decisions require the approval of the Board or one of its committees:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) consolidated financial statements;

(b)	the approval of the consolidated annual budget;

(c)	any equity or debt financing of the Company, other than debt incurred in the ordinary course of business such as trade payables;

(d)	the creation of subsidiaries for the Company;

(e)	the creation of new Company bank accounts;

(f)	payment of dividends by the Company;

(g)	proxy solicitation material for the Company;

(h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(i)	the appointment of members on any committee of the Board of the Company;

(j)	the appointment or discharge of any senior officer of the Company;

(k)	entering into employment contracts with any senior officers of the Company;

(l)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business for the Company or its subsidiaries (the “Consolidated Group”);

(m)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business within the Consolidated Group;

(n)	any material change to the business of the Consolidated Group; and

(o)	initiating or defending any law suits or other legal actions for the Consolidated Group.

SCHEDULE “B”

CHANGE OF AUDITOR REPORTING PACKAGE

[Attached.]

B - 1